UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 June 2007

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

29 June 2007
MEDIA RELEASE

Telecom appoints Murray Horn to Board

Telecom New Zealand today announced the appointment of Dr Murray Horn to its
Board.

A New Zealander, Dr Horn has held a number of very senior Australasian roles with the ANZ Banking Group since 1997, including leading the Group’s New operations, and has also served as Secretary to the New Zealand Treasury.

Telecom Chairman Wayne Boyd said Dr Horn’s breadth of experience and skills was an excellent fit for the Telecom Board.

 “Dr Horn brings with him valuable insights into innovation and transformation within large organisations operating in highly competitive environments,” Mr
Boyd said.

“As a top executive for the ANZ Group over many years Dr Horn understands the challenges facing large companies in highly competitive industries, characterised by a shifting regulatory, technological and consumer environment.

“Dr Horn has also worked at the very highest levels of the public service in
Zealand, where he demonstrated his financial acumen and deep understanding of the public policy process.

“We welcome the insights and perspectives Dr Horn will bring to Telecom from this wide range of roles in New Zealand and Australia,” Mr Boyd said.

Dr Murray Horn said he was joining Telecom at a pivotal and exciting time in history.

“All New Zealanders have a stake in the future success of Telecom, and I’m delighted to be given this opportunity to contribute to the strategic direction of New Zealand’s largest publicly-listed Company,” Dr Horn said.

Dr Horn received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.
He has previously served on a number of boards, including the New Zealand
Tourism Board, and has represented New Zealand at the OECD, as a Governor at
World Bank and as a Director at the IMF.

Dr Horn’s term on the Telecom Board is effective from 1 July 2007. He will on the Board’s Audit and Risk Management Committee.

For further information, please contact:

Mark Watts
Head of External Media
Telecom
Phone: 09 355 4825
Mobile:  0272 504 018

Dr Murray Horn, career highlights

ANZ Banking Group

2002-2005: Successfully developed the institutional banking business, by deepening industry specialisation and integrating the US, UK, European and operations with the Australia/NZ business.

1998-2002: Led a financial and strategic turnaround at the ANZ Bank in New
Zealand. Transformed ANZ Banking Group (NZ) Ltd from the poorest performing of the major banks in New Zealand in 1997 in terms of efficiency and profitability to the best performer in 2001.

2002: Led the initial transformation of the New Zealand personal banking business.

New Zealand Treasury

1990-1997: Successful leadership of policy innovation and public expenditure reduction. Led the Treasury effort in securing a substantial reduction in government spending immediately after 1990 and in debt and tax reduction after
1993, as well as in delivering an innovative legislative framework for fiscal policy (Fiscal Responsibility Act 1994). He was the youngest person to be appointed secretary to the Treasury.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 29 June 2007	By:	Linda Cox
	Name:	Linda Cox
	Title:	Company Secretary